WisdomTree Trust

245 Park Avenue, 35th Floor

New York, New York 10167

December 14, 2017

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the “Trust”) with respect to Staff comments received orally on November 16, 2017 regarding the Trust’s Post-Effective Amendment No. 569, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 4, 2017 for the purpose of registering shares of the WisdomTree Balanced Income Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please provide the Staff with the details of the Fund’s fee table via correspondence.

Response: The Fund’s fee table is set forth below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.40%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Acquired Fund Fees and Expenses	0.32%[1]
Total Annual Fund Operating Expenses	0.72%[2]
Fee Waivers	(0.37)%[3]
Total Annual Fund Operating Expenses After Fee Waivers	0.35%[3]

1	“Other Expenses” and “Acquired Fund Fees and Expenses” are based on estimated amounts for the current fiscal year.
2	The Total Annual Fund Operating Expenses in this fee table may not correlate to the expense ratios in the Fund’s financial highlights and financial statements because the financial highlights and financial statements reflect only the operating expenses of the Fund and do not include Acquired Fund Fees and Expenses, which are fees and expenses incurred indirectly by the Fund through its investments in certain underlying investment companies.
3	WisdomTree Asset Management, Inc. (“WisdomTree Asset Management” or the “Adviser”) has contractually agreed to waive a portion of its Management Fee in an amount equal to the Acquired Fund Fees and Expenses attributable to the Fund’s investments in Underlying Funds, as defined below, as well as an additional amount such that Total Annual Fund Operating Expenses After Fee Waivers equals 0.35%, through December 31, 2020, unless earlier terminated by the Board of Trustees of WisdomTree Trust (the “Trust”) for any reason at any time.

December 14, 2017

2.	Comment: Please confirm that WisdomTree Asset Management does not plan to recoup any waived advisory fees or expenses reimbursed pursuant to the contractual fee waiver of Management Fees.

Response: Confirmed.

3.	Comment: With respect to the last sentence in the first paragraph of the “Principal Investment Strategies of the Fund” section, please confirm that “investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities” is a reference to depositary receipts based on component securities and TBA Transactions.

Response: As stated in the Trust’s ETF exemptive application, filed on August 13, 2007 and amended September 19, 2007, the Trust anticipates that “investments that have economic characteristics substantially identical to those of the Component Securities of an Underlying Index will encompass securities such as depositary receipts based on Component Securities and TBA Transactions.” WisdomTree Investments, Inc., et al, Investment Company Act Release No. 27976 (Sept. 21, 2007).

4.	Comment: Depending on the Fund’s anticipated market capitalization range and anticipated investments in high yield securities (i.e., junk bonds), please consider including small-capitalization investing risk and high yield securities risk, respectively, under the “Principal Risks of Investing in the Fund”, if applicable.

Response: Based on the Fund’s anticipated market capitalization range, small-capitalization investing risk has not been added. However, the disclosure has been revised to include the following risk:

High Yield Securities Risk. Higher yielding, high risk debt securities, sometimes referred to as junk bonds, may present additional risk because these securities may be less liquid and present more credit risk than investment grade bonds. The price of high yield securities tends to be more susceptible to issuer-specific operating results and outlook and to real or perceived adverse economic and competitive industry conditions.

5.	Comment: The Staff notes that the last sentence of the “Principal Investment Strategies of the Fund” section indicates that the Fund will concentrate its investments in the securities of a particular industry or group of industries to approximately the same extent as its underlying Index. Does the Index currently concentrate in any industry or sector? If so, please provide corresponding industry risk or sector risk disclosure under the “Principal Risks of Investing in the Fund” section.

Response: The Index does not currently concentrate (i.e., hold 25% or more of its total assets) in the securities of a particular industry or sector; however, we have added risk disclosure to the “Principal Risks of Investing in the Fund” section for the financial sector, which constitutes a significant portion of the Index.

6.	Comment: Please include risk factors associated with mortgage- and asset-backed securities, which are disclosed in the “Principal Investment Strategies of the Fund” section.

December 14, 2017

Response: The disclosure in the “Principal Risks of Investing in the Fund” section includes “Mortgage- and Asset-Backed Securities Risk.”

7.	Comment: The Staff notes that the “Principal Investment Strategies of the Fund” section indicates that the Index includes government and corporate bonds. Please include risk factors associated with government and corporate bonds.

Response: The disclosure in the “Principal Risks of Investing in the Fund” section includes disclosure of risks associated with investing in government and corporate bonds, such as “Interest Rate Risk” and “Issuer Credit Risk.”

8.	Comment: Please confirm that the Fund is non-diversified in the “Principal Investment Strategies of the Fund” section.

Response: The Index’s methodology is silent on diversification and as a result, the Index may or may not, at any given time, be non-diversified depending on its composition. Similarly, the Index’s composition, either currently or due to changes in the future, could cause the Fund to hold a portfolio of securities that would result in the Fund being non-diversified. For this reason, we believe it appropriate to consider the Fund as non-diversified. We respectfully decline to disclose that the Fund is non-diversified in the Fund’s principal investment strategy section. Item 4(b)(1)(iv) of Form N-1A requires that the Fund state that it is non-diversified, if applicable, in the Fund’s discussion of its principal risks of investing, not its principal investment strategy. We have included the appropriate non-diversification risk disclosure in the Fund’s “Principal Risks of Investing in the Fund” section.

9.	Comment: Please identify the Fund’s Investment Sub-Adviser via correspondence.

Response: The Fund’s Investment Sub-Adviser will be Mellon Capital Management Corporation.

10.	Comment: The risks associated with “Geographic Investment Risk – Investments in Europe” is included in Item 9 disclosure, but does not appear to be included in Item 4 disclosure. Please consider whether any revisions may be warranted.

Response: The disclosure in Item 4 includes a “Geographic Investment Risk” and such risk disclosure refers to Europe. Item 9 disclosure provides greater detail on the geographic investment risks of investing in Europe.

11.	Comment: The disclosure under “Issuer-Specific Risk” in Item 9 makes reference to “smaller, less well-known issuers”, which does not necessarily seem applicable given the disclosure in the “Principal Investment Strategies of the Fund” section. Please consider whether any revisions may be warranted.

Response: The sentence referring to “smaller, less well-known issuers” has been deleted.

12.	Comment: The disclosure under “Market Risk” in Item 9 makes references to “currencies” and “commodities,” which do not necessarily seem applicable given the disclosure in the “Principal Investment Strategies of the Fund” section and Item 4 risk disclosure. Please consider whether any revisions may be warranted.

December 14, 2017

Response: The references in “Market Risk” in Item 9 with respect to commodities have been removed. Risk due to currencies continues to be included due to the nature of international investments, and the fluctuation of currency exchange rates, which could have an impact on the value of the Fund, and is addressed in risk disclosures contained in Item 4 (e.g., “Currency Exchange Rate Risk” and “Foreign Securities Risk”).

* * * * *

Please feel free to contact me at 917-267-3721 with any questions.

Sincerely,

/s/ Ryan M. Louvar

Ryan M. Louvar

Secretary

cc:	Joanne Antico, Esq. (WisdomTree)

W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP)

K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)